UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated June 13, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: June 13, 2008	By: /s/ Bruce Winfield Bruce Winfield President & CEO

PORTAL RECEIVES APPROVAL TO EXTEND SHARE PURCHASE WARRANTS

Portal Resources Ltd. (TSX Venture Exchange – Symbol: PDO) is pleased to announce that the TSX Venture Exchange has consented to a 12 month extension of the expiry date of 3,943,500 share purchase warrants to July 18, 2009, as announced on June 13, 2008. The warrants were issued pursuant to a private placement of 7,887,000 shares with one half of one share purchase warrant attached, which was accepted for filing by the Exchange effective July 16, 2007.

Portal Resources Ltd. was founded in 2004 and is a precious and base metal exploration company focused on uranium, gold/silver and molybdenum assets in Argentina and the U.S.A.  The company currently controls approximately 770 square miles of mineral rights in three primary project areas. A description of these projects, including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

"David Hottman"

Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.